Exhibit 21.1
LIST OF SUBSIDIARIES OF MEDPACE HOLDINGS, INC.

Jurisdiction of Organization	Entity Name
Delaware	Medpace Acquisition, Inc.
Delaware	Medpace IntermediateCo, Inc.
Ohio	Imagepace, LLC
Ohio	Medpace Clinical Pharmacology LLC
Ohio	Medpace, Inc.
Ohio	Medpace Reference Laboratories LLC